Exhibit 99.1

TubeMogul’ers,

I’m excited to share the news that Adobe intends to acquire TubeMogul for $14 per share in cash, or approximately $540 million (net of our debt and cash). Here is a copy of the press release:

http://news.adobe.com/press-release/corporate/adobe-acquire-tubemogul

I’m so proud of us and the amazing company we have built together so far. Serving as your CEO and co-founder has been one of the highest honors of my life. I’ve tried to earn that honor every day.

Before talking about the future, I want to take a step back to remind everyone what got us to this point:

Nearly ten years of innovation and “firsts”

It started with the first demand-side platform for video advertising. From there, we notched firsts in: total site and economic transparency, programmatic direct buying, integrated brand surveys, GRP-based buying, programmatic TV (PTV), cross-screen planning and free placebo lift testing. Our courage to create things we believed would make brand advertising simple and accountable, and our willingness to fail in doing so, has made us the innovation leader in our space.

Made the industry better by aligning ourselves with marketers

Our values have guided our strategy. We were the first to expose “fake pre-roll” and talk publicly about video ad fraud. We created a program to automatically refund platform clients for traffic identified as fraudulent. We open-sourced our video viewability technology at a time when it could have been a competitive advantage. Finally, we’ve always stood up for transparency and aligned incentives even if that mean poking some bears along the way.

Made culture and people our ultimate competitive advantage

We built a culture that is real and enduring where people thrive because we believe in a set of shared values like doing what you say, FSO, MSH and GSD. While we are accountable and execution-focused, we’ve also built a team that is highly collaborative, positive….and fun!

We are excited about the value that this transaction is going to drive not only to our shareholders (including you), but also to our clients as Adobe will accelerate the realization of our mission. The combination of Adobe Marketing Cloud with TubeMogul’s software will create a uniquely comprehensive platform that will change what’s possible for marketers. Imagine first-party data and measurement from Adobe Audience Manager and Adobe Analytics built directly into TubeMogul’s platform. It’s not difficult to foresee a data, planning and buying platform spanning TV and digital formats that is the first of its kind.

As important, Adobe shares our belief in unbiased buying and aligning incentives with marketers by not owning media.

Finally, Adobe shares TubeMogul’s philosophy in the importance of people and culture. Adobe has been ranked in the top 20 in Glassdoor’s 2016 Best Places to Work and is among Fortune’s 100 best companies. Their CEO also ranked 20 out of the top 50 CEOs in America.

You likely have a lot of questions, which we will address in a town hall tomorrow. Understand this may be a time of uncertainty, and we don’t yet know all the details.

On behalf of John and myself, thank you all for your faith, hard work, commitment and GSD. I love you all and am excited to crush this next stage in our journey together.

Cautionary Notice Regarding Forward-Looking Statements

All statements in this communication that are not statements of historical fact are forward looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause TubeMogul’s actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of TubeMogul’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for TubeMogul will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require TubeMogul to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the proposed transaction on TubeMogul’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and partners and others with whom it does business, or its operating results and business generally;

(viii) risks related to diverting management’s attention from TubeMogul’s ongoing business operations; (ix) the risk that unexpected costs will be incurred in connection with the proposed transaction; (x) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xi) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (xii) other factors as set forth from time to time in TubeMogul’s filings with the Securities and Exchange Commission, which are available on TubeMogul’s investor relations website (http://investor.tubemogul.com) and on the SEC’s website (www.sec.gov). All information provided in this communication is as of the date hereof, and stockholders of TubeMogul are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date such statements are made. TubeMogul does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of common stock of TubeMogul. At the time the Offer is commenced Merger Sub will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer. Merger Sub and the Company intend to mail these documents to the stockholders of the Company. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of the Company are urged to read them carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at http://investor.tubemogul.com.